Make Community LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Make Community LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 15, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	221,856	425,603
Accounts Receivable	102,894	201,845
Prepaid Expenses	28,474	27,054
Inventory	136,025	189,624
Other	3,068	1,000
Total Current Assets	492,317	845,127
Non-current Assets		
Intangible Assets: Trademark and Goodwill	1,550,538	1,550,538
Security Deposits	4,315	815
Total Non-Current Assets	1,554,853	1,551,353
TOTAL ASSETS	2,047,170	2,396,480
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	31,261	76,926
Accrued Expenses	111,739	95,693
Deferred Revenue	1,048,926	1,043,010
Total Current Liabilities	1,191,926	1,215,630
Non-Current Loans		
Notes Payable - Related Party	500,000	-
Total Non-Current Liabilities	500,000	-
TOTAL LIABILITIES	1,691,926	1,215,630
EQUITY		
Member Capital	1,851,713	1,851,713
Accumulated Deficit	(1,496,469)	(670,863)
Total Equity	355,244	1,180,850
TOTAL LIABILITIES AND EQUITY	2,047,170	2,396,480

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	**Accumulated Adjustments**	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2021	1,851,713	-	(374,087)	1,477,626
Net Income (Loss)	-	-	(296,776)	(296,776)
Ending Balance 12/31/2021	1,851,713	-	(670,863)	1,180,850
Net Income (Loss)	-	-	(825,606)	(825,606)
Ending Balance 12/31/2022	1,851,713	-	(1,496,469)	355,244

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	3,575,271	2,774,111
Revenue - Related Party	671,737	722,973
Cost of Revenue	2,101,138	900,731
Cost of Revenue - Related Party	438,415	526,450
Gross Profit	1,707,455	2,069,903
Operating Expenses		
Advertising and Marketing	45,058	43,571
General and Administrative	2,438,679	2,283,153
Research and Development	-	1,300
Rent and Lease	46,358	38,655
Total Operating Expenses	2,530,095	2,366,679
Operating Income (loss)	(822,640)	(296,776)
Other Expense		
Other	2,966	-
Total Other Expense	2,966	-
Earnings Before Income Taxes	(825,606)	(296,776)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(825,606)	(296,776)

Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(825,606)	(296,776)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	(29,620)	36,818
Inventory	53,599	(24,831)
Accounts Receivable	98,951	302,894
Prepaid Expenses	(1,419)	(14,224)
Deferred Revenue	5,916	(104,771)
Other	(2,068)	(12,900)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	125,359	182,986
Net Cash provided by (used in) Operating Activities	(700,247)	(113,790)
INVESTING ACTIVITIES		
Other	-	-
Security Deposits	(3,500)	-
Net Cash provided by (used by) Investing Activities	(3,500)	-
FINANCING ACTIVITIES		
Proceeds from the Issuance of Notes Payable - Related Party	500,000	-
Net Cash provided by (used in) Financing Activities	500,000	-
Cash at the beginning of period	425,603	539,394
Net Cash increase (decrease) for period	(203,747)	(113,790)
Cash at end of period	221,856	425,603

Make Community LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Make Community LLC ("the Company") dba Make formed in Delaware on June 7th, 2019, and has been at the heart of the maker movement since 2005, celebrating makers, and recognizing creativity, innovation and curiosity. The Company has produced or licensed nearly 1500 events around the world with attendance exceeding 7.6 million guests, publishes a quarterly subscriber-focused magazine and more than 60 books, produces digital content including Makercamp for children and Makezine.com and manages ecommerce through Makershed.com. The Company is based in Santa Rosa, California, with most employees working virtually.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue via multiple revenue streams.

Subscription Revenue – The Company generates revenue via magazine subscriptions, which are paid annually. Revenue is recognized quarterly as issues related to each subscription are fulfilled. Unrecognized revenue is included as a deferred revenue liability. The Company recognized deferred revenue of $1,048,926 as of December 31st, 2023, related to this revenue stream. The Company's performance obligation is to maintain an acceptable level of software uptime for users over the subscription period.

Membership Revenue - The Company generates revenue, through a non-refundable membership program that includes a magazine subscription. Revenue is recognized when received. The Company's performance obligation is to maintain an acceptable level of software uptime for users over the membership period.

Product Sales – The Company's performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Events - Revenue and related expenses associated with owned and operated events is recognized in the month of the event. The Company's performance obligation is ensuring to satisfy all agreed upon terms with customers.
Revenue from licensed events is non-refundable and is recognized when invoiced.

Digital Revenue and Advertising – The primary performance obligation is ensuring to satisfy all agreed upon terms with customers. Revenue is recognized when invoiced.

Year	Subscriptions and Memberships	Product Sales	Events	Digital Revenue and Advertising	Total
2023	1,289,058	933,456	1,582,537	441,958	4,247,008
2022	1,255,057	992,495	441,840	807,691	3,497,084

Asset Purchase – Intangible Assets and Goodwill

On June 27th, 2019, the Company completed an asset purchase agreement with Maker Media (ABC) LLC.

The following table summarizes the provisional purchase price allocation based on the estimated fair value of net assets acquired and liabilities assumed at the date of acquisition, which are subject to change within a measurement period of up to one year from the acquisition date pursuant to ASC 805. The fair value of the notes payables and other payables assumed is based on the totals agreed upon in USD between each party.

Assets:	
Trademarks	5,000
Goodwill	1,545,538
Total Assets:	1,550,538
Liabilities and Equity:	
Notes Payables Assumed Converted to Equity	1,100,000
Other Payable	45,604
Total Liabilities and Equity:	1,145,604
Total Purchase Price	404,934

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of its identifiable net assets acquired. Goodwill is recognized as of the acquisition date and is not amortized but is subject to impairment testing at least annually or more frequently if events or circumstances indicate potential impairment. The Company performs its goodwill impairment tests on an annual basis, generally during the fourth quarter, or when events or changes in circumstances occur that suggest potential impairment. The Company determines goodwill impairment by comparing the fair value of the reporting unit to its carrying value, including goodwill. The fair value is estimated using various valuation techniques, including the income approach, market approach, or a combination of both, as appropriate. The Company considers market participant assumptions and estimates to determine the fair value of the reporting unit. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized for the excess amount. The impairment loss is measured as the difference between the carrying amount of goodwill and its implied fair value. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of its assets and liabilities, including unrecognized intangible assets, in a hypothetical analysis similar to a purchase price allocation. Any remaining fair value after allocating to identified and unrecognized net assets is attributed to goodwill. The Company considers various factors in assessing potential impairment, including changes in the business environment, industry conditions, and the financial performance of the reporting unit. Additionally, the Company may consider qualitative factors such as adverse legal or regulatory developments, market conditions, and changes in the competitive landscape. When applicable, the Company performs a quantitative analysis to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount, indicating a potential impairment. As of December 31st, 2023, the Company does not believe there are any indicators of other than temporary impairment.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $136,025 and $189,624 as of December 31st, 2023 and 2022, respectively. The Company values its inventory using the FIFO (First-In, First-Out) method of accounting. The inventory balance as of December 31st, 2023, consists of book inventory of $56,911, shed inventory of $76,578, and miscellaneous other of $2,536. The inventory balance as of December 31st, 2022, consists of book inventory of $130,080 and shed inventory of $59,544.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The single member serves on the board of a separate entity that licenses certain books and event rights from the Company. They also perform marketing activities on behalf of the Company. They are paid 18% of sales for its book marketing activities. The Company generated revenue of $722,973 and $671,737 in 2022 and 2023, respectively, and incurred cost of revenue of $526,450 and $438,415 in 2022 and 2023, respectively, related to this related party.

The single member serves on the board of Maker Education Initiative (MEI). MEI has received charitable contributions from a separate company through the sale of the Company's books.

The Company has secured several non-interest-bearing loans from its single member totaling $500,000. The loans, which support working capital, are secured by the tangible and intangible assets of the Company. The loans are due December 31, 2030. See Note 7 – Subsequent Events for details of additional loan amount.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Rent and Lease

The Company's leases consist of two annual storage unit leases and one office lease ending in July of 2024. The office lease requires monthly payments of $2,620. Total rent and lease expense in 2023 and 2022 was $46,358 and $38,655, respectively.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loans.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	-
2025	-
2026	-
2027	-
2028	-
Thereafter	$500,000

NOTE 6 – EQUITY

The Company is a limited liability company wholly owned by one member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 15, 2024, the date these financial statements were available to be issued.

In February 16th, a related party made a non-interest-bearing loan totaling $100,000 that is payable on December 31st, 2030.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.